8

04016838

[UNITED S]TATES
[SECURITIES AND EXCH]ANGE COMMISSION
[Washington], D.C. 20549

(A)
VF 5-7-04

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 50937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAY 0 4 2004 183 SEC MAIL PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 12/31/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Costa Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6699 Federal Hwy Suite 103
(No. and Street)

Boca Raton (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1515 University Dr. Ste. 209 (Address) Coral Springs (City) FL (State) 33071 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew G. Costa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Costa Financial Securities, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shannon N. Dodson
Commission #DD168463
Expires: Dec 02, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Shannon N. Dodson
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COSTA FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

COSTA FINANCIAL SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 23,956
Commissions receivable	180
Total current assets	24,136
Other Assets	
Clearing deposit	35,046
Total Assets	$59,182

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 2,543
Total Liabilities	2,543
Stockholders' Equity	
Common Stock, par value $.01, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in-capital	65,232
Retained Earnings (Accumulated Deficit)	(8,603)
Total Stockholders' Equity	$56,639
Total Liabilities and Stockholders' Equity	$ 59,182

See accompanying notes to financial statements.

COSTA FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

Commission income	$ 363,740
Operating expenses:	
Compensation and commissions	272,585
Management fees	50,000
Clearing charges	17,938
Professional fees	5,892
Office and administration costs	7,057
Total operating expenses	353,472
Net income before other income (expense)	10,268
Other income (expense)	
Other income	1,254
Interest income	4,966
Total other income (expense)	6,220
Net income before provision for income taxes	16,488
Provision for income taxes	- 0 -
Net income	$ 16,488

See accompanying notes to financial statements.

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder of
Costa Financial Securities, Inc.
Boca Raton, Florida

We have audited the accompanying balance sheet of Costa Financial Securities, Inc. as of December 31, 2003 and the related statement of operations, cash flows, and statement of changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Costa Financial Securities, Inc. as of December 31, 2003 and the results of its operations and cash flows, and statement of changes in stockholder's equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 8, the Company entered into a informal management agreement with its corporate parent. This agreement with its affiliated company pays various operating expenses for the Broker/Dealer. Due to limitations in the recordkeeping, the accountability of the expenditures incurred by the Company are inaccurate. Thus the statement of operations as presented as part of these financial statements are inaccurate due this deficiency.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to the examination of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 27, 2004
Coral Springs, Florida

Baum & Company, PA

COSTA FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net Income	$ 16,488
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) in clearing deposit	(35,046)
(Increase) in commission receivable	(180)
Incease in accounts payable	2,694
Net Cash provided (used) by Operating Activities	(16,044)
Cash flows from financing activities:	
Capital contributions (net)	40,000
Net Increase in Cash	23,956
Cash and Cash Equivalents - Beginning	- 0-
Cash and Cash Equivalents - Ending	$ 23,956

See accompanying notes to financial statements.

COSTA FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings/ (Accumulated Deficit)
Balance - 12/31/02	$ 10	$ 25,232	$ (25,091)
Net income	- 0 -	- 0 -	16,488
Contributions of capital	- 0 -	40,000	- 0 -
Balance - 12/31/03	$ 10	$65,232	($8,603)

See accompanying notes to financial statements.

COSTA FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on April 23, 1997 in the State of Florida. The Company operated as Wittner Securities, Inc. and has ceased its Broker/dealer operations on May 15, 2001. On October 2, 2002, the corporation and its Broker/Dealer license was sold to Costa Financial Group, Inc. The Company amended its Articles of Incorporation on April 28, 2003 to change its corporate name to Costa Financial Securities, Inc. The Company has registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

B.) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Organization Costs

Organization cost are amortized over sixty months.

D.) Income Taxes

The Company is a wholly-owned subsidiary of its parent company Costa Financial Group, Inc. They will file a consolidated tax return with its parent company which has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2003 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minium net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment are depreciated over their useful lives utilitizing the straight-line method over their useful lives of approximately 5-7 years.

NOTE 6 INVESTMENTS

Investments are stated at the lower of cost or market.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company since commencing operations as a Broker/Dealer in May 2003 has an informal management agreement with its corporate parent Costa Financial Group, Inc. to allocate costs of occupancy, support personnel, general administrative and office expenses .
In 2003, the Company has reflected $ 50,000 as management fees for these costs. Subsequently, on February 10, 2004, this agreement was formalized in an written contract.

NOTE 8 CAPITAL TRANSACTIONS

In 2003, the Company has received capital contributions of $ 40,000 from its parent company Costa Financial Group, Inc.

NOTE 9 CLEARING AGREEMENT

On November 25, 2002, the Company executed a clearing agreement with Wells Fargo Investments Correspondent Services, a division of Wells Fargo Investments, LLC. The clearing firm holds a clearing deposit of $ 35,000 in a interest bearing account.

COSTA FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 10 CONTRACTUAL AGREEMENTS

The company has entered into agreements with an independent contractor to provide record keeping services to the Company. Additionally, the company has an ageement with an independent contractor to act as its Financial Operation Officer.

COSTA FINANCIAL SECURITIES, INC.
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2003

Total assets	$ 59,182
Less:Liabilities	2,543
Net Capital	56,639
Charges against capital	
Haircuts	479
Non Allowable Assets	-0-
Total charges against capital	479
Adjusted Net Capital	56,160
Net Capital Required	5,000
Excess Net Capital	$ 51,160

See accompanying notes to financial statements.

COSTA FINANCIAL SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2003

Net capital per Audited Financial Statements	56,160
Net capital per Focus Report - Part II A	56,160
Net Difference - rounding	- 0 -

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

February 17, 2004

Costa Financial Securities, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements of Costa Financial Securities, Inc (the "Company") for the year ended December 31, 2003 on which we issued our report dated February 27, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Costa Financial Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Costa Financial Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Costa Financial Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

(Continued)

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Costa Financial Securities, Inc.'s practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and applicable self-regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Coral Springs, Florida
February 27, 2004

Baum + Company, PA

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INTERNAL CONTROL DEFICIENCIES

The following internal control deficiencies were noted during the audit and discussed with management.

1- The Company does not have a formalized policy to update Management supervisory manual.

2- Review of financial internal control indicated incompatible duties of company personnel.

3- The management agreement with the company's parent company has not accurately allocated expenses and does not have a formalized allocation of office sharing costs incurred. In addition the management fees paid are discretionary in nature and do not accurately reflect actual services and costs incurred to the Broker/Dealer. The Company executed a written management in February 2004.

4- The company's Financial Operations Officer is an independent contractor and does not play an active role in maintaining and advising the company in its recordkeeping or net capital requirements..

5- The company's personnel appear to lack the experience and supervision to perform the various requirements of compliance for a Broker/Dealer.

5-The company does not have employment agreements with its registered representatives.

6-The company has not formalized commission payout structure with it representatives.

BY CERTIFIED MAIL 7001 0360 0002 7680 0578

NASD

April 21, 2004

BD# 45039

SEC MAIL PROCESSING RECEIVED MAY 04 2004 WASH, D.C. 183 SECTION

Mr. Andrew Costa, President
Costa Financial Securities, Inc.
6699 N. Federal Highway
Suite 103
Boca Raton, Florida 33487

Dear Mr. Costa:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1) An original signature and notary on the Oath or Affirmation – SEC Rule 17a-5(e)(2)

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 5, 2004**. Questions may be addressed to Mark Roberts, Associate Examiner, at (404) 760-8813.

Sincerely,

DePorres Cormier
Supervisor of Examiners

pdb

Enclosure: Form X-17A-5 Part III Facing Page

cc: Mr. John Mahoney, Chief Examiner, Securities and Exchange Commission - Miami Office
Baum & Company, P.A.

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
tel 404 239 6100
fax 404 237 9290